September 26, 2023

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Re:	J-Star Holding Co., Ltd. (the “Company”)
Amendment No. 14 to Registration Statement on Form F-1
Filed September 19, 2023
File No. 333-263755

Dear SEC Officers,

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated September 25, 2023 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 (the “Form F-1”). For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the Company’s responses set out immediately underneath those comments. Please note that all references to page numbers in the responses are references to the page numbers in a revised Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 14 to Registration Statement on Form F-1 filed September 19, 2023

General

1. You indicate on page 7 that you are not required to obtain approval or clearance from the CSRC “According to the legal opinions issued by [y]our PRC counsel, L&L-Leaven, Attorneys-at-Law.” Please revise your disclosure to clarify whether you are relying on an opinion of counsel in determining that you are not required to obtain approval or clearance from the CSRC. Please make similar revisions elsewhere that you discuss approval by the CSRC, such as your risk factors and cover page.”

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on the cover page, pages 7, 17 and 116 of the Revised F-1.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick